EXHIBIT 21

Mentor Capital, Inc. Subsidiaries

The companies listed below are the majority-owned subsidiaries of the registrant as of December 31, 2017.

Name of Subsidiary	% of ownership	State in which Incorporated
Waste Consolidators, Inc.	51%	Colorado
Canyon Crest Holdings, LLC	100%	Delaware
Mentor IP, LLC	100%	South Dakota